UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549


.............................................................



Application of            )  CERTIFICATE PURSUANT TO
The Connecticut Light     )  RULE 24 UNDER THE PUBLIC
and Power Company         )  UTILITY HOLDING COMPANY ACT
on Form U-1               )  of 1935
File No. 70-9905


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     Pursuant to the requirements of Rule 24 under the
Public Utility Holding Company Act of 1935, as amended (the "Act"), The Connecticut Light and Power Company ("CL&P") and CL&P Receivables Corporation certify that the extension of CL&P's accounts receivable purchase and sale program, as proposed in the Application/Declaration to the Commission on Form U-1 (File No. 70-9905), as amended, and authorized by order of the Commission in Public Utility Holding Company
Act Release No. 35-27873, dated July 6, 2004, has been carried out in accordance with the terms and conditions of and for the purposes represented by the Application/Declaration and the Commission's order with respect thereto.

     Submitted with this Certificate is the "past tense" opinion of counsel.

Exhibits

F-2   "Past Tense" Legal Opinion

                 [SIGNATURE PAGE TO FOLLOW]

                          SIGNATURE

     Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, The Connecticut Light and Power
Company and CL&P Receivables Corporation have duly caused this Certificate to be signed on their behalf by the undersigned hereunto duly authorized.

                         The Connecticut Light and Power Company
                         CL&P Receivables Corporation



                         By:  /s/  Randy A. Shoop
                              Name:  Randy A. Shoop
                              Title: Treasurer


Dated:  August 9, 2004